# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silgan Holdings Inc., CIK 0000849869
CUSIP: 827048109
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 4 Landmark Square, Suite 400, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001199501

## Reporting persons
- D. Greg Horrigan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 61,447; shared voting power 7,355,865; sole dispositive power 61,447; shared dispositive power 7,355,865; aggregate amount beneficially owned 7,417,312 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Silgan Holdings Inc.
Address of issuer's principal executive offices: 4 Landmark Square, Suite 400, Stamford, CT, 06901

## Item 2. Person Filing
Name of person filing: D. Greg Horrigan
Address of principal business office or, if none, residence: The business address of D. Greg Horrigan is c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Mr. Horrigan may be deemed to be the beneficial owner of 7,417,312 shares of Common Stock. This amount consists of: (i) 26,813 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 34,634 shares of Common Stock owned by a family trust of which Mr. Horrigan is the trustee with sole voting and dispositive power; (iii) 6,112,281 shares of Common Stock owned by a community property trust of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power; (iv) 1,233,584 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan's spouse is the sole general partner with sole voting and dispositive power and over which Mr. Horrigan may be deemed to have shared voting and dispositive power; and (v) 10,000 shares of Common Stock owned by a family foundation of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power but with no pecuniary interest therein.
Percent of class: According to the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024, the number of shares outstanding of the Issuer's Common Stock as of October 31, 2024 was 106,794,650. As a percentage of such total number of shares of Common Stock outstanding, the shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of December 31, 2024 constitute approximately 6.9
Sole power to vote or to direct the vote: 61,447
Shared power to vote or to direct the vote: 7,355,865
Sole power to dispose or to direct the disposition: 61,447
Shared power to dispose or to direct the disposition: 7,355,865

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- D. Greg Horrigan: /s/ D. Greg Horrigan, D.Greg Horrigan (02/14/2025)